Exhibit 99.1
FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
NOVEMBER 11, 2009
LJ INTERNATIONAL ANNOUNCES THIRD QUARTER 2009 FINANCIAL RESULTS
STRONG EARNINGS CONTRIBUTIONS AND FROM LJI’S ENZO
DIVISION INCREASES OVERALL MARGINS AND EPS
Highlights:
▪	Revenues total $26.2 million in third quarter, with retail up 24% and wholesale down 38% from Q3 of 2008

▪	Gross profit rises 3%, reflecting revenue increases across both wholesale and retail divisions

▪	Net income rises 201%; EPS increases to $0.05 from $0.02 from year-ago period

▪	ENZO’s same-store sales rise 18% year-over-year despite global recession

▪	LJI raises guidance for fourth quarter with revenue expectations of over $30 million and earnings of over $1.9 million, or $0.08 per diluted share; Full-year 2009 revenues expected to exceed $100 million on earnings of $3.35 million, or $0.14 per diluted share

▪	Company’s expansion strategy expected to include 100 new ENZO store openings over next two years
HONG KONG, November 11, 2009 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today reported financial results for its third quarter and nine months ended September 30, 2009.
Revenues for the third quarter of 2009 totaled $26.2 million, down 20% from $33.0 million in the third quarter of 2008. Revenues for LJI’s wholesale operations were down 38%, to $14.7 million, from $23.6 million in the year-ago quarter. Revenues from LJI’s ENZO retail division rose 24% to a third-quarter record $11.5 million, from $9.3 million in the year-ago quarter.
As expected, the drop in the Company’s wholesale revenues was a direct reflection of the global recession, particularly as it relates to the industry-wide slump in demand for luxury items such as jewelry, especially across the United States, LJI’s largest wholesale market. However, the decline was offset by continued double-digit revenue gains from its ENZO Division. The increasing success of ENZO is primarily attributable to the growing consumer acceptance of the ENZO brand across China as measured by better than expected sales at existing ENZO stores in addition to successful new store openings. At the end of the third quarter, LJI’s ENZO Division had 92 stores in operation, down from 97 a year earlier.

Chairman and CEO — LJI Positioned to Significantly Benefit from Recovery
“Today’s figures clearly highlight how LJ International is uniquely positioned to be one of the first players in the jewelry industry to once again return to a period of rapid expansion and rising profitability as the global economy recovers from its recent slowdown,” said LJI Chairman and Chief Executive Officer, Yu Chuan Yih. “On the wholesale side, the most notable aspect of the third-quarter results is in our ability to maintain profitability while we continue to reengineer our overall manufacturing and marketing systems. This is evidence of our ‘right-sizing’ in wholesale, where we have trimmed overhead to remain profitable in a weak market with healthy cash flows while gaining market share from less robust competitors. In retail, the continued strength of our ENZO retail stores across China, on an overall and comparable-store basis, reflects our success at gaining consumer acceptance and raising the average performance level of our stores. In short, ENZO has earned a significant running start on its planned expansion just as China’s economy is once again beginning to emerge as one of the world’s largest and most robust markets.”
LJI Achieves Margin Improvements at Both Wholesale and ENZO Divisions
The increase in higher-margin retail sales from the Company’s ENZO Division as well as a strong Christmas selling season from its wholesale operations resulted in a 3% increase in overall gross profits for the third quarter of 2009, to $9.4 million from $9.1 million in the third quarter of 2008.
The Company’s wholesale operations generated $3.1 million in gross profits, or 21% of revenues, compared to $4.4 million, or 19% of revenues, a year earlier. The improvement in wholesale margins was primarily due to higher than expected last minute Christmas orders.
ENZO achieved gross profits of $6.3 million, or 55% of revenues, up from $4.7 million, or 50% of revenues, in the third quarter of 2008. The improvement in gross margins from ENZO was due primarily to changes in the retail chain’s inventory mix as well as a continued focus on improving productivity at the store-level.
ENZO’S Record Third-Quarter Earnings Drive Over 200% Growth in Companywide Profits
Net income for the third quarter of 2009 rose 201% to $1.1 million, or $0.05 per fully diluted share, from $0.4 million, or $0.02 per fully diluted share, in the third quarter of 2008. The gain was due primarily to higher operating income, due primarily from growing contributions from the Company’s ENZO retail jewelry chain.
Same-Store Sales Growth of 18% at ENZO Sets Path for Accelerated Growth
Same-store sales at ENZO rose 18% in the third quarter of 2009 to an annualized per-store average of $0.5 million from $0.4 million a year earlier. Annualized sales per square foot also rose 18% year-over-year, to $929 from $785 in 2008. The increase was primarily due to ENZO’s strengthening brand recognition, new more desirable store locations, a focus on improving overall inventory turns, ongoing improvements in its inventory mix as well as an increase in the total number of transactions. The Company noted that its same-store figures for this period were based on 70 ENZO retail stores that were open for at least 13 months.
ENZO’S Healthy Balance Sheet to Provide Financial Flexibility to Support Growth Strategy
On the balance sheet, LJI reported cash and cash equivalents totaling $8.9 million on September 30, 2009, down from $13.3 million on December 31, 2008. Total current assets declined by $2.7 million to $119.2 million from $121.9 million at the end of 2008. Current liabilities were cut more sharply, to $43.7 million on September 30, 2009 from $49.9 million at the end of 2008. Reductions in this category included cuts in notes payable, to $5.7 million from $9.2 million, and in trade payables, to $14.9 million from $17.9 million. Total working capital was $75.5 million.
Long-term liabilities on September 30, 2009 totaled $2.8 million, compared to $2.2 million on December 31, 2008. The non-current portion of notes payable constituted the bulk of this long-term debt, at $2.7 million at the end of the third quarter and $2.1 million at the end of 2008.
Nine-Month Results Mirror Quarterly Trends
For the nine months ended September 30, 2009, revenues totaled $71.4 million, down 24% from $94.4 million in the comparable period of 2008. Wholesale revenues fell year-over-year by 46% to $37.3 million from $68.7 million. Retail revenues rose 32% to $34.1 million from $25.7 million.
Gross profit for the first nine months of 2009 was $26.2 million, down 6% from $28 million a year earlier. Wholesale gross margins were the same in both periods at 21% as was retail gross margins at 54%. The rising percentage of revenues from higher-margin ENZO retail stores raised overall gross margins to 37% from 30% a year earlier.
LJI Raises Fourth Quarter Financial Guidance with Revenue Expectations of Over $30 Million and Earnings of Nearly $1.9 Million, or $0.08 Per Fully Diluted Share
The Company today also raised its financial guidance for its fourth quarter ending December 31, 2009 with revenue expectations of over $30 million, which would result in total 2009 revenues of over $100 million. Wholesale revenues for the fourth quarter of 2009 are expected to total between $16.5 million to $17.5 million with ENZO fourth quarter revenues of between $13.3 million to $13.8 million. Net income is expected to reach between $1.7 million to $1.9 million, or between $0.06 to $0.08 per fully diluted share, in the fourth quarter of 2009, bringing net income for all of 2009 to approximately $3.4 million, or $0.14 per fully diluted share. The projected quarterly net income would represent an increase of over 40% from the year-ago quarter and 34% on an annualized basis.
Conference Call Information
The Company will conduct a conference call to review today’s third quarter results at 4:30 pm ET by dialing (877) 407-9210 and asking for the LJ International Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by visiting
http://www.JADE 3Q09 Conference Call.com.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.

Forward-looking Statements: This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. LJ International (“Company”) cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Press Release or made by the Company’s management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company’s control. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify forward-looking statements. The following factors, in addition to those included in the Company’s filings with the Securities and Exchange Commission (SEC), in some cases have affected and in the future could cause the Company’s actual results, such as its ability to open approximately 100 new ENZO retail stores by the end of 2011 as well as its financial guidance for both the third quarter of 2009 and beyond, to differ materially from those expressed or implied in any of the forward-looking statements included in this Press Release or otherwise made by management: the current global financial crisis and general economic conditions; changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions in the U.S., China as well as other foreign jurisdictions in which the Company operates, including, but not limited to; the impact of competition and pricing; market price of key raw materials; ability to source or purchase raw materials, gemstones and other precious or semi-precious metals from its global supplier base; political instability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of suitable store locations at appropriate terms; ability to develop new merchandise; ability to hire, train and retain associates; estimates of expenses which the Company may incur in connection with the closure of any underperforming ENZO stores and related direct-to-consumer operations; and the outcome of any pending or future litigation. Future economic and industry trends, both in the jewelry industry as well as geographically in the U.S. and China, which could potentially impact revenue and profitability, are difficult to predict. Therefore, there can be no assurance that the forward-looking statements included in this Press Release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other person, that the Company’s expansion plans, particularly its goal to open approximately 100 new ENZO stores by the end of 2011, will be achieved. The forward-looking statements herein are based on information presently available to the management of the Company. Except as may be required by applicable law, the Company assumes no obligation to publicly update or revise its forward-looking statements.
[FINANCIAL TABLES FOLLOW]

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
	US$	US$	US$	US$
Operating revenues
Wholesale	14,701	23,627	37,299	68,675
Retail	11,532	9,333	34,058	25,731

	26,233	32,960	71,357	94,406
Costs of goods sold
Wholesale	(11,634)	(19,209)	(29,633)	(54,529)
Retail	(5,201)	(4,665)	(15,523)	(11,920)

	(16,835)	(23,874)	(45,156)	(66,449)

Gross profit	9,398	9,086	26,201	27,957

Operating expenses
Selling, general and administrative expenses	(4,651)	(5,975)	(13,891)	(20,438)
Rental expenses	(2,667)	(2,316)	(8,135)	(6,598)
Net (loss) gain on derivatives	(289)	642	(503)	452
Depreciation	(493)	(815)	(1,713)	(2,628)

Total operating expenses	(8,100)	(8,464)	(24,242)	(29,212)

Operating income (loss)	1,298	622	1,959	(1,255)

Other income (expenses)
Interest income	48	36	142	168
Gain on currency translation	—	92	—	1,473
Gain on sales of securities	—	49	—	49
Gain on disposal of property	—	—	—	2,210
Interest expenses	(215)	(416)	(640)	(1,402)

Total other income (expenses)	(167)	(239)	(498)	2,498

Income before taxes and minority interests	1,131	383	1,461	1,243
Income taxes	(11)	(5)	(26)	(67)

Income before minority interests	1,120	378	1,435	1,176
Minority interests	6	(4)	13	(5)
Net income	1,126	374	1,448	1,171

Earnings per share:
Basic	0.05	0.02	0.06	0.05

Diluted	0.05	0.02	0.06	0.05

Weighted average number of shares used in calculating diluted earnings per share	24,427,465	22,759,949	23,889,045	22,336,579

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	September 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	8,891	13,348
Restricted cash	6,427	6,493
Trade receivables, net of allowance for doubtful accounts	19,531	20,570
Available-for-sale securities	2,354	2,288
Inventories	77,968	76,637
Prepayments and other current assets	3,998	2,609

Total current assets	119,169	121,945

Properties held for lease, net	725	750
Property, plant and equipment, net	6,158	6,863
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	127,684	131,190

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,857	2,724
Notes payable	5,680	9,194
Capitalized lease obligation, current portion	107	78
Letters of credit	14,479	13,384
Trade payables	14,867	17,925
Accrued expenses and other payables	3,885	4,802
Income taxes payable	1,452	1,441
Deferred taxation	339	339

Total current liabilities	43,666	49,887

Long-term liabilities
Notes payable, non-current portion	2,700	2,115
Capitalized lease obligation, non-current portion	109	103

Total liabilities	46,475	52,105

Minority interests	743	756

Shareholders’ equity
Common stock, par value US$0.01 each, Authorized 100 million shares; Issued 23,761,172 shares as of September 30, 2009 and 22,911,172 shares as of December 31, 2008	238	229
Additional paid-in capital	55,902	55,286
Accumulated other comprehensive loss	(290)	(354)
Retained earnings	24,616	23,168

Total shareholders’ equity	80,466	78,329

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